PROSPECT CAPITAL CORPORATION
10 East 40th Street, 44th Floor
New York, New York 10016
October 15, 2009
VIA EDGAR
Larry Greene, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:	Prospect Capital Corporation — Definitive Proxy Statement
Dear Mr. Greene:
          We are in receipt of oral comments provided by you on September 30, 2009 to Carmine Lekstutis and Richard Prins of Skadden, Arps, Slate, Meagher and Flom LLP regarding Prospect Capital Corporation’s (the “Company”) preliminary proxy statement filed on September 21, 2009.
          We have considered your comments and have made the responses and amendments to the Company’s definitive proxy statement discussed below. For ease of reference, we have included your comments below followed by our responses.
          Please note that pursuant to the phone conversation between you, Rich Pfordte, Richard Prins and Carmine Lekstutis on October 14, 2009, we will be including the Section 23(b) and Section 63(2) approval standards in the definitive proxy statement and will notify you in the instance in which we have obtained 23(b) approval but not 63(2) approval to discuss further.
          The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Prospect Capital Corporation
October 15, 2009

General Comments
Comment 1: Please ensure that there is disclosure in the proxy statement discussing a shareholder’ ability to revoke his or her proxy.
Response: We respectfully submit that such disclosure is included in the proxy statement, including, for example: (i) in the letter accompanying the proxy statement (“[i]f you attend the meeting, you may revoke your proxy prior to its exercise and vote in person at the meeting”); (ii) on the first page of the proxy statement (“[i]f you are a ‘stockholder of record’ (i.e., you hold shares directly in your name), you may revoke a proxy at any time before it is exercised by notifying the Company’s Secretary in writing, by submitting a properly executed, later-dated proxy, or by voting in person at the Meeting”); and (iii) in the section entitled “Information Regarding This Solicitation” (“[a]ny proxy given pursuant to this solicitation may be revoked by notice from the person giving the proxy at any time before it is exercised”).
Comment 2: Please disclose in the proxy statement that the directors of the Company have consented to being named in the proxy statement.
Response: The requested statement has been added under the section entitled “Proposal I: Election of Directors” in the proxy statement.
Comment 3: Please prominently display each proposal that is to be voted on at the meeting other than by capitalizing every word in the proposal section headings. In addition, please do not capitalize every word in the various section headings throughout the proxy statement.
Response: The requested changes have been made.
Comment 4: Please consider revising the following statement: “RICs generally must distribute substantially all of their earnings to stockholders as dividends in order to achieve pass-through tax treatment, which prevents us from using those earnings to support new investments.” In particular, please consider whether the disclosure that RICs receive “pass-through tax treatment” is technically accurate.
Response: We have modified the disclosure to respond to your comment.

Prospect Capital Corporation
October 15, 2009

Comment 5: Please format the table setting forth the Company’s high and low stock prices so that it is easier for shareholders to read.
Response: The requested change has been made.
Comments to Proposal II (Approval of Sales of Common Stock Below NAV)
Comment 6: Please consider moving the last paragraph in the sub-section entitled “Conditions to Sale Below NAV” under Proposal II to another place in the proxy statement.
Response: The requested change has been made.
Comment 7: Please include the disclosure contained in the Company’s current prospectus and prospectus supplement discussing how sales of the Company’s stock at prices below NAV can benefit the Company’s investment advisor. In addition, please disclose whether that are any limits on how far below NAV the Company can sell shares of its common stock.
Response: The requested changes have been made.
* * * *

     If you have any questions or comments or require any additional information in connection with the above, please telephone Richard Prins at (212) 735-2790 or Carmine Lekstutis at (212) 735-2132.

Sincerely, Prospect Capital Corporation
/s/ Brian H. Oswald
Name:	Brian H. Oswald
Title:	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary